SEC
Mail Processing
Section

FEB 26 2010

Washington, DC
105

SECURITIE

10026086

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equitable Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 Harding Road, One Belle Meade Place, Suite 310
(No. and Street)

Nashville (City) Tennessee (State) 37205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herschel L. Smith (615)460-1142
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Byrd, Proctor & Mills, P.C.
(Name – *if individual, state last, first, middle name*)

214 Overlook Circle, Suite 250 (Address) Brentwood (City) Tennessee (State) 37027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas R. Steele, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equitable Advisors, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JANET F. GUSHURA STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY, TENN.

My Commission Expires JULY 8, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Byrd Proctor & Mills
CERTIFIED PUBLIC ACCOUNTANTS

214 Overlook Circle, Suite 250
Brentwood, Tennessee 37027
615.467.7300 MAIN
615.467.7301 FAX
www.bpmcpas.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Equitable Advisors, Inc.
Nashville, Tennessee

We have audited the accompanying statements of financial condition of Equitable Advisors, Inc. (an S Corporation) as of December 31, 2009 and 2008, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equitable Advisors, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Byrd, Proctor and Mills, P.C.

February 23, 2010

EQUITABLE ADVISORS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 115,812	$ 94,775
Marketable securities	-	50,344
Receivable from clearing organization	18,695	14,854
Due from affiliated companies	18,906	80,977
Property and equipment	1,013	1,690
Clearing firm deposit	56,867	56,086
Other assets	3,816	875
	$ 215,109	$ 299,601
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Due to affiliated companies	$ 7,089	$ -
Accounts payable, accrued expenses and other liabilities	1,563	2,670
	8,652	2,670
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value, 1,000 shares authorized, issued, and outstanding	10	10
Additional paid-in capital	139,990	139,990
Retained earnings	66,457	156,931
	206,457	296,931
	$ 215,109	$ 299,601

See accompanying notes.

EQUITABLE ADVISORS, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2009 and 2008

	2009	2008
REVENUES		
Commissions	$ 204,619	$ 305,965
Interest and dividends	2,562	10,638
Investment advisory fees	832,880	960,314
Other income	109,703	157,522
	1,149,764	1,434,439
EXPENSES		
Employee compensation and benefits	966,777	1,065,500
Floor brokerage, exchange and clearance fees	94,916	111,615
Communications and data processing	12,301	12,968
Regulatory laws and expenses	18,251	15,533
Other expenses	147,993	170,838
	1,240,238	1,376,454
Net income (loss)	$ (90,474)	$ 57,985

See accompanying notes.

EQUITABLE ADVISORS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE AT JANUARY 1, 2008	$ 10	$ 139,990	$ 98,946	$ 238,946
Net income	-	-	57,985	57,985
BALANCE AT DECEMBER 31, 2008	10	139,990	156,931	296,931
Net loss	-	-	(90,474)	(90,474)
BALANCE AT DECEMBER 31, 2009	$ 10	$ 139,990	$ 66,457	$ 206,457

See accompanying notes.

EQUITABLE ADVISORS, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Years Ended December 31, 2009 and 2008

BALANCE AT JANUARY 1, 2008	$ -
Increase (decrease)	-
BALANCE AT DECEMBER 31, 2008	-
Increase (decrease)	-
BALANCE AT DECEMBER 31, 2009	$ -

See accompanying notes.

EQUITABLE ADVISORS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (90,474)	$ 57,985
Adjustments to reconcile net income (loss) to net cash used by operating activities		
Depreciation	677	1,932
(Increase) decrease in operating assets:		
Receivable from clearing organization	(3,841)	11,237
Due from affiliated companies	62,071	(75,632)
Clearing firm deposit	(781)	(1,221)
Other assets	(2,941)	(87)
Increase (decrease) in operating liabilities:		
Due to affiliated companies	7,089	-
Accounts payable, accrued expenses and other liabilities	(1,107)	(6,918)
Net cash used by operating activities	(29,307)	(12,704)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of marketable securities	-	(50,344)
Redemption of marketable securities	50,344	-
Net cash provided (used) by investing activities	50,344	(50,344)
Net increase (decrease) in cash and cash equivalents	21,037	(63,048)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	94,775	157,823
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 115,812	$ 94,775

See accompanying notes.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Equitable Advisors, Inc. (the Company) is a Tennessee corporation formed in 2000 and is a wholly-owned subsidiary of Equitable Trust Holdings, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides investment advisory services related to investments such as securities, mutual funds and other types of investments primarily to customers in Tennessee. The Company does not ordinarily provide credit to its customers.

Depreciation

The Company's property and equipment are depreciated using primarily accelerated methods over their estimated useful lives of five to seven years.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporate federal income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Certain states do not recognize S Corporations and therefore levy a tax on the S Corporation's state taxable income.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

The Company classifies its marketable debt and equity securities as either held-to-maturity or available-for-sale. Held-to-maturity securities are carried at fair value. Realized gains and losses on these securities are determined using the specific identification method and are included in earnings. Available-for-sale securities are carried at fair value. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported as a separate component of stockholder's equity. Realized gains and losses, determined using the specific identification method, are included in earnings.

Valuation of Investments

Investments are carried at fair value as determined by management in compliance with FASB ASC 820, "Fair Value Measurements". Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are

consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Accordingly, actual results could differ from those estimates.

Evaluation of Events Occurring After the Financial Statement Date

Management has evaluated subsequent events through February 23, 2010 the date the financial statements were available to be issued.

NOTE 2 – MARKETABLE SECURITIES

Cost, fair value and carrying value of marketable securities at December 31, 2008, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
Held-to-maturity:					
Municipal bonds, maturing in 2009	$ 50,273	$ 71	$ -	$ 50,344	$ 50,344

FASB ASC 820 establishes a consistent definition of fair value and a hierarchy that encourages and is based on the use of observable inputs, but allows for unobservable inputs when observable inputs do not exist. Inputs are classified into one of three categories:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are inputs that are unobservable for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability.

Fair value measurements at December 31, 2008 are as follows:

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets					
Municipal bonds	$ 50,344	$ -	$ -	$ -	$ 50,344

NOTE 3 – RECEIVABLE FROM CLEARING ORGANIZATION

Amounts receivable from the clearing organization consists of fees payable and commissions receivable. The Company clears its customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2009	2008
Office and computer equipment	$ 21,308	$ 21,308
Less accumulated depreciation	20,295	19,618
	$ 1,013	$ 1,690

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $161,230 which is $111,230 in excess of its required net capital of $50,000. The Company's net capital ratio was .05 to 1. At December 31, 2008, the Company had net capital of $191,405 which is $141,405 in excess of its required net capital of $50,000. The Company's net capital ratio was .01 to 1.

NOTE 6 – DEFINED CONTRIBUTION PENSION PLAN

The Company sponsors a 401(k) profit sharing plan effective January 2002. Each employee of the Company is eligible to become a participant upon attainment of twenty-one years of age and completion of one month of service. Employees may contribute to the plan on a pretax basis. Participants are immediately vested in the plan. The Company's profit sharing contribution to the plan is discretionary. The Company matched 100% of the employees' deferrals that do not exceed 4% of the employees' compensation. The Company's contribution expense amounted to $21,680 in 2009 and $21,040 in 2008.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company is wholly owned by Equitable Trust Holdings, Inc. The Company is affiliated with Equitable First Quadrant, Inc. and Equitable Trust Company, both of which are also wholly owned by Equitable Trust Holdings, Inc.

The Company shares office space with all three companies. Expenses related to office rent, professional fees, maintenance, office equipment, other office related items, note payments and capital requirements are charged to the Company on a pro rata basis. The amount charged to the Company during 2009 and 2008 amounted to $97,679 and $104,548, respectively.

NOTE – 8 INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and the state of Tennessee. As an S Corporation, the corporation does not pay federal income taxes, however it does pay Tennessee income taxes at 6.5%. The Company is no longer subject to income tax examinations by tax authorities for years before December 31, 2006. The Company adopted the provisions FASB ASC 740-10 on January 1, 2009; however management does not believe the Company has any uncertain tax positions at December 31, 2009.

SUPPLEMENTARY INFORMATION

EQUITABLE ADVISORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

COMPUTATION OF NET CAPITAL		
Stockholder's equity qualified for net capital		$ 206,457
Deductions and/or charges		
Due from affiliated companies	$ 18,906	
Property and equipment, net	1,013	
Other assets	3,816	
Other deductions and/or charges	19,000	42,735
Net capital before haircuts on securities positions		163,722
Haircuts on securities		
Exempted securities		62
Other securities		2,430
Net capital		$ 161,230
COMPUTATION ON BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 577
Minimum dollar net capital requirement of reporting broker or dealer		$ 50,000
Net capital requirement		$ 50,000
Excess net capital		$ 111,230
Excess net capital at 1,000%		$ 160,365
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities		$ 8,652
Percentage of aggregate indebtedness to net capital		% 5
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 161,230
Audit adjustments to state tax expense		-
Net capital per above		$ 161,230

Byrd Proctor & Mills
CERTIFIED PUBLIC ACCOUNTANTS

214 Overlook Circle, Suite 250
Brentwood, Tennessee 37027
615.467.7300 MAIN
615.467.7301 FAX
www.bpmcpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Equitable Advisors, Inc.
Nashville, Tennessee

In planning and performing our audit of the financial statements of Equitable Advisors, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and contro activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Byrd, Proctor & Mills, P.C.

February 23, 2010

EQUITABLE ADVISORS, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Years Ended December 31, 2009 and 2008